FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15d OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended July 31, 2014

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _______________
Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP INC
720 OLIVE STREET
ST LOUIS MO 63101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Laclede Gas Company
Wage Deferral Savings Plan
(Registrant)

Dated:	January 27, 2015	By:	/s/ Sarah E. Stephenson
Sarah E. Stephenson
VP, Human Resources

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 012

Financial Statements as of and for the Years Ended
July 31, 3014 and 2013, Supplemental Schedule
as of July 31, 2014, and Report of Independent Registered Public Accounting Firm

1

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements as of and for the Years Ended July 31, 2014 and 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

Supplemental Schedule as of July 31, 2014:
Schedule 1 – Schedule of Assets (Held at End of Year)	11

Consent of Auditors	12

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

2

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas
Company Wage Deferral Savings Plan as of July 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2014
and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
January 27, 2015

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2014 AND 2013

	2014	2013
INVESTMENTS	$150,661,805	$144,572,694

NOTES RECEIVABLE FROM PARTICIPANTS	4,057,007	4,186,350

CONTRIBUTIONS RECEIVABLE:
Employee Contributions	186,666	146,123
Employer Contributions	98,594	79,661
Total Contributions Receivable	285,260	225,784

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	155,004,072	148,984,828

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(18,344)	(9,156)

NET ASSETS AVAILABLE FOR BENEFITS	$154,985,728	$148,975,672

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2014 AND 2013

	2014	2013
ADDITIONS:
CONTRIBUTIONS:
Employee	$5,338,331	$4,750,886
Rollover	193,955	37,000
Employer	2,862,585	2,540,928
	8,394,871	7,328,814

INVESTMENT INCOME:
Interest and dividends	2,224,558	2,129,218
Net appreciation in fair value of investments	11,099,904	19,008,583
	13,324,462	21,137,801

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICPANTS	163,008	199,444

TOTAL ADDITIONS	21,882,341	28,666,059

DEDUCTIONS:
DISTRIBUTIONS TO PARTICIPANTS	15,054,523	12,283,119

ADMINISTRATIVE FEES	26,786	32,560

NET TRANSFERS TO OTHER PLANS	790,976	2,140,185

TOTAL DEDUCTIONS	15,872,285	14,455,864

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,010,056	14,210,195

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	148,975,672	134,765,477

END OF YEAR	$154,985,728	$148,975,672

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2014 AND 2013

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (“The Plan”) have been prepared on the accrual basis.

Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common collective trusts are valued based on information reported by the trust based on its underlying assets and audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in the Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Laclede Group, Inc. stock.

Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2014 and 2013.

Presentation/ Reclassifications - Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on Net Assets Available for Benefits.

Review of Subsequent Events – Subsequent events have been evaluated through January 27, 2015, which is the date the financial statements were issued.

2.	INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2014 and 2013 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General - The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete 90 days of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participants compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 5% of compensation in accordance with the collective bargaining agreement. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Employees can make Roth 401(k) contributions to the Plan. As of January 2, 2013, newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee’s contribution must be directed into each fund selected.

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Employee allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the last twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Participant loans are valued at the outstanding loan balance, plus accrued interest. Delinquent participant loans are reclassified as distributions upon the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.5% at July 31, 2014.

Payment of Benefits- Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the Laclede Group, Inc. ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3.	INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets:

	July 31,
	2014	2013
Laclede Group, Inc. - ESOP (also known as Laclede Group, Inc. Common Stock Fund) (937,104.628 and 974,045.415 shares, respectively)	$44,025,175	$44,669,724

BlackRock Equity Index Fund - H (500,505.080 and 572,448.305 units, respectively)	35,410,885	34,644,571

BlackRock Russell 2000 Index Fund - K (558,017.284 and 640,853.834 units, respectively)	12,797,066	13,522,016

BlackRock Money Market Fund W (10,257,046.070 and 11,015,853.390 units, respectively)	10,257,046	11,015,853

BlackRock U. S. Debt Index Fund - K (240,605.137 and 264,947.858 units, respectively) *	7,537,052	7,977,580

* Current year investment below 5% of total holdings, but included for comparative purposes.

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated by $11,099,904 and $19,008,583, respectively, as follows:

	July 31,
	2014	2013
The Laclede Group, Inc. - ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$1,047,089	$4,126,950

Wells Fargo Stable Return Fund - Class C	12,537	6,715

BlackRock Russell 2000 Index Fund K	1,122,504	—

BlackRock U. S. Debt Index	272,296	—

BlackRock Equity Index Fund - H	5,425,126	—

T. Rowe Price Blue Chip Growth Fund	585,374	519,236

T. Rowe Price Equity Income Fund	267,055	761,447

BlackRock Russell 2000 Non-Lendable Fund Class F	—	2,015,795

BlackRock Equity Index Non-Lendable Fund F	—	4,858,949

BlackRock U.S. Debt Index Non-Lendable Fund – F	—	99,692

BlackRock Russell 2000 Non-Lendable Fund Class K	—	1,474,913

BlackRock U. S. Debt Index Non-Lendable Fund	—	(263,628)

BlackRock Equity Index Non-Lendable Fund H	—	2,422,058

Columbia Small Cap Value I Fund - Class Z	—	119,318

Vanguard Target Retirement 2010 Fund	24,937	34,987

Vanguard Target Retirement 2015 Fund	263,379	291,972

Vanguard Target Retirement 2020 Fund	472,354	467,834

Vanguard Target Retirement 2025 Fund	423,330	476,794

Vanguard Target Retirement 2030 Fund	260,036	326,396

Vanguard Target Retirement 2035 Fund	249,430	268,484

Vanguard Target Retirement 2040 Fund	92,058	93,833

Vanguard Target Retirement 2045 Fund	114,969	117,762

Vanguard Target Retirement 2050 Fund	38,344	32,173

Vanguard Target Retirement 2055 Fund	17,201	9,694

Vanguard Target Retirement 2060 Fund	9,149	5,770

Vanguard Total International Stock Index Fund	85,008	87,672

Vanguard Target Retirement Income Fund	18,559	16,175

JP Morgan Small Cap Growth Fund - Class A	(101,209)	247,141

American Funds® EuroPacific Growth Fund® - Class R5	300,347	284,265

Delaware Small Cap Value Fund Institutional Class	100,031	106,186

Total net appreciation	$11,099,904	$19,008,583

The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $1,411,050 as of July 31, 2014 and $832,386 as of July 31, 2013. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.55% and 1.74% at July 31, 2014 and 2013, respectively. The average crediting interest rate was 1.25% and 1.44% at July 31, 2014 and 2013, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The Plan is required to present in the Statement of Net Assets Available for Benefits the fair value of fully benefit-responsive investment contracts plus an adjustment of the fair value to contract value.

Recurring Measurements - The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at July 31, 2014 and 2013.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, the fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within level 3 of the hierarchy.

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
July 31, 2014	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Target date	$25,981,008	$25,981,008	$—	$—
Growth	4,539,110	4,539,110	—	—
Income	4,006,881	4,006,881	—	—
International	3,624,508	3,624,508	—	—
Value	1,053,680	1,053,680	—	—
Common/collective trusts
Index	55,745,003	—	55,745,003	—
Money Market	10,257,046	—	10,257,046	—
Stable Return Fund	1,429,394	—	1,429,394	—
The Laclede Group, Inc. - ESOP	44,025,175	44,025,175	—	—
	$150,661,805	$83,230,362	$67,431,443	$—

July 31, 2013
Mutual funds
Target date	$20,112,274	$20,112,274	$—	$—
Growth	4,094,374	4,094,374	—	—
Income	3,629,633	3,629,633	—	—
International	2,960,547	2,960,547	—	—
Value	1,104,580	1,104,580	—	—
Common/collective trusts
Index	56,144,167	—	56,144,167	—
Money Market	11,015,853	—	11,015,853	—
Stable Return Fund	841,542	—	841,542	—
The Laclede Group, Inc. - ESOP	44,669,724	44,669,724	—	—
	$144,572,694	$76,571,132	$68,001,562	$—

4.	TAX STATUS

The Plan obtained its latest determination letter, dated March 4 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter, however the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2010.

The Plan will be filing for an updated determination letter with the Internal Revenue Service. Accompanying the determination letter application will be a Voluntary Correction Program (VCP) filing due to late adoption of some Plan amendments. The Plan Administrator believes the operations of the Plan and related trust were not impacted even though the Plan document had not been timely updated.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	RELATED PARTIES

At July 31, 2014 and 2013, the Plan held 937,104.628 and 974,045.415 shares, respectively, of common stock of The Laclede Group, Inc., the parent company of the sponsoring employer, with a market basis of $44,025,175 and $44,669,724, respectively. During the years ended July 31, 2014 and 2013, the Plan received dividend income of $1,386,113 and $1,418,558, respectively.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
EIN – 43-0368139 PN012
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
JULY 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	The Laclede Group, Inc. - ESOP	Company stock fund (937,104.628 shares)	$44,025,175

	Wells Fargo Stable Return Fund - Class C	Common/collective trust (28,170.302 units)	1,429,394

	BlackRock Russell 2000 Index Fund K	Common/collective trust (558,017.284 shares)	12,797,066

	BlackRock U. S. Debt Index Fund - K	Common/collective trust (240,605.137 units)	7,537,052

	BlackRock Equity Index Fund - H	Common/collective trust (500,505.080 units)	35,410,885

	BlackRock Money Market Fund W	Common/collective trust (10,257,046.070 units)	10,257,046

	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (46,521.111 shares)	3,096,445

	T. Rowe Price Equity Income Fund	Mutual Fund (119,004.477 shares)	4,006,881

	Vanguard Target Retirement 2010 Fund	Mutual Fund (22,321.580 shares)	594,201

	Vanguard Target Retirement 2015 Fund	Mutual Fund (233,570.911 shares)	3,596,992

	Vanguard Target Retirement 2020 Fund	Mutual Fund (244,973.194 shares)	6,932,741

	Vanguard Target Retirement 2025 Fund	Mutual Fund (328,208.655 shares)	5,399,032

	Vanguard Target Retirement 2030 Fund	Mutual Fund (110,298.395 shares)	3,185,418

	Vanguard Target Retirement 2035 Fund	Mutual Fund (141,147.556 shares)	2,505,369

	Vanguard Target Retirement 2040 Fund	Mutual Fund (36,516.507 shares)	1,081,254

	Vanguard Target Retirement 2045 Fund	Mutual Fund (64,099.624 shares)	1,190,330

	Vanguard Target Retirement 2050 Fund	Mutual Fund (16,310.961 shares)	480,847

	Vanguard Target Retirement 2055 Fund	Mutual Fund (7,596.421 shares)	241,186

	Vanguard Target Retirement 2060 Fund	Mutual Fund (3,489.315 shares)	97,631

	Vanguard Target Retirement Income Fund	Mutual Fund (52,525.812 shares)	676,007

	Vanguard Total International Stock Index Fund - Signal Shares	Mutual Fund (26,397.200 shares)	907,536

	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (110,295.497 shares)	1,442,665

	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (18,768.786 shares)	1,053,680

	American Funds® Euro Pacific Growth Fund® - Class R5	Mutual Fund (54,634.458 shares)	2,716,972

			150,661,805

*	Notes receivable from participants	Notes receivable from participants	4,057,007
		Interest rate 4.25% - 9.50%
		Total	$154,718,812
	* Party-in-interest.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254)
pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 27,
2015, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan
included in this Annual Report (Form 11-K) for the year ended July 31, 2014.

St. Louis, Missouri
January 27, 2015